Exhibit (12)
CLEARWATER PAPER CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings before income taxes	$92,488	$16,241	$38,234	$111,591	$70,920
Add: Fixed charges	40,021	72,407	69,390	53,974	55,706
Subtract: Capitalized interest	(396)	—	—	(12,570)	(3,705)
Earnings available for fixed charges	$132,113	$88,648	$107,624	$152,995	$122,921
Fixed charges:
Interest expense, net[1]	$31,182	$63,570	$61,094	$33,796	$44,809
Rental expense factor [2]	8,443	8,837	8,296	7,608	7,192
Capitalized interest	396	—	—	12,570	3,705
Total fixed charges	$40,021	$72,407	$69,390	$53,974	$55,706
Ratio of earnings to fixed charges	3.3	1.2	1.6	2.8	2.2

[1]	Interest expense, net for the years ended December 31, 2014 and 2013 includes debt retirement costs of $24.4 million and $17.1 million, respectively.

[2]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.
The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by fixed charges. Earnings available for fixed charges represent earnings before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest and the rental expense factor discussed above.